Voting Results of Afya Limited 2020 Annual General Meeting of Shareholders

Nova Lima, Brazil – December 10, 2020 - Afya Limited (the “Company”) (NASDAQ: AFYA) announces that the following resolutions set out in its Notice of Annual General Meeting dated November 9, 2020 were duly passed at its annual general meeting held on December 9,2020:

•	The Company’s financial statements and the auditor’s report for the fiscal year ended 31 December 2019 are approved and ratified; and

•	The re-election of the below nominees as directors of the Company, each to serve for a two year term, or until such person resigns or is removed in accordance with the terms of the Memorandum and Articles of Association of the Company:

João Paulo Seibel de Faria;

Vanessa Claro Lopes;

Flávio Dias Fonseca da Silva;

Miguel Filisbino Pereira de Paula; and

Daulins Reni Emilio.

About Afya: Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career.

Contact: Investor Relations: ir@afya.com.br